FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):   ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: November 12, 2015

Information furnished on this form:

EXHIBITS

Exhibit Number
1.

English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and six months ended September 30, 2015 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2015	September 30, 2015
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥351,363	¥331,109
Short-term investments in debt and equity securities (Notes 4 and 5)	95,237	110,248
Other short-term investments (Note 4)	184,358	214,337
Trade receivables
Notes	19,130	19,115
Accounts	299,412	274,142
Less allowances for doubtful accounts and sales returns	(5,378)	(5,550)
	313,164	287,707
Inventories (Note 6)	354,499	357,953
Deferred income taxes	42,314	37,978
Other current assets (Notes 5, 7 and 8)	116,612	111,753
Total current assets	1,457,547	1,451,085

Investments and advances:
Long-term investments in debt and equity securities (Notes 4 and 5)	1,051,638	1,034,885
Other long-term investments (Notes 4, 5, 7 and 10)	20,402	20,280
Total investments and advances	1,072,040	1,055,165
Property, plant and equipment:
Land	59,590	60,465
Buildings	350,354	351,613
Machinery and equipment	846,391	854,515
Construction in progress	11,015	11,428
Less accumulated depreciation	(1,005,859)	(1,009,487)
Total property, plant and equipment	261,491	268,534
Goodwill	102,167	114,121
Intangible assets	56,615	55,986
Other assets (Note 7)	71,324	73,849
Total assets	¥3,021,184	¥3,018,740

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2015	September 30, 2015
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,129	¥5,108
Current portion of long-term debt (Note 5)	9,441	10,206
Trade notes and accounts payable	119,654	118,391
Other notes and accounts payable	59,613	59,389
Accrued payroll and bonus	59,454	61,431
Accrued income taxes	17,316	17,971
Other accrued liabilities	53,305	40,065
Other current liabilities (Notes 5 and 8)	33,339	31,354
Total current liabilities	356,251	343,915
Non-current liabilities:
Long-term debt (Note 5)	17,881	19,436
Accrued pension and severance liabilities (Note 9)	34,764	34,881
Deferred income taxes	292,454	284,590
Other non-current liabilities	16,211	17,122
Total non-current liabilities	361,310	356,029
Total liabilities	717,561	699,944
Commitments and contingencies (Note 10)

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	162,695	162,775
Retained earnings	1,502,310	1,531,090
Accumulated other comprehensive income (Note 12)	469,673	450,302
Common stock in treasury, at cost	(35,062)	(35,075)
Total Kyocera Corporation shareholders’ equity	2,215,319	2,224,795
Noncontrolling interests	88,304	94,001
Total equity (Note 11)	2,303,623	2,318,796
Total liabilities and equity	¥3,021,184	¥3,018,740

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2014	2015
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥714,329	¥722,577
Cost of sales (Notes 8 and 9)	525,286	531,517
Gross profit	189,043	191,060
Selling, general and administrative expenses (Notes 3, 9 and 13)	134,292	129,111
Profit from operations	54,751	61,949
Other income (expenses):
Interest and dividend income	11,104	13,765
Interest expense	(880)	(769)
Foreign currency transaction gains, net (Note 8)	1,923	2,034
Other, net (Note 8)	1,220	1,021
Total other income (expenses)	13,367	16,051
Income before income taxes	68,118	78,000
Income taxes	21,055	24,296
Net income	47,063	53,704
Net income attributable to noncontrolling interests	(3,414)	(2,912)
Net income attributable to shareholders of Kyocera Corporation	¥43,649	¥50,792
Per share information (Note 15):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥118.98	¥138.45
Diluted	118.98	138.45
Average number of shares of common stock outstanding:
Basic	366,866	366,860
Diluted	366,866	366,860

The accompanying notes are an integral part of these statements.

	Three months ended September 30,
	2014	2015
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥379,615	¥383,330
Cost of sales (Notes 8 and 9)	278,288	282,756
Gross profit	101,327	100,574
Selling, general and administrative expenses (Notes 3, 9 and 13)	65,358	71,208
Profit from operations	35,969	29,366
Other income (expenses):
Interest and dividend income	1,093	1,091
Interest expense	(412)	(388)
Foreign currency transaction gains, net (Note 8)	452	368
Other, net (Note 8)	336	553
Total other income (expenses)	1,469	1,624
Income before income taxes	37,438	30,990
Income taxes	11,319	10,350
Net income	26,119	20,640
Net income attributable to noncontrolling interests	(1,937)	(1,423)
Net income attributable to shareholders of Kyocera Corporation	¥24,182	¥19,217
Per share information (Note 15):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥65.92	¥52.38
Diluted	65.92	52.38
Average number of shares of common stock outstanding:
Basic	366,865	366,860
Diluted	366,865	366,860

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2014	2015
	(Yen in millions)
Net income	¥47,063	¥53,704
Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities (Notes 4, 11 and 12)	50,531	(14,083)
Net unrealized losses on derivative financial instruments (Notes 8, 11 and 12)	(164)	(31)
Pension adjustments (Notes 9, 11 and 12)	(355)	(814)
Foreign currency translation adjustments (Notes 11 and 12)	23,602	(4,472)
Total other comprehensive income (loss)	73,614	(19,400)
Comprehensive income	120,677	34,304
Comprehensive income attributable to noncontrolling interests	(6,447)	(2,883)
Comprehensive income attributable to shareholders of Kyocera Corporation	¥114,230	¥31,421

The accompanying notes are an integral part of these statements.

	Three months ended September 30,
	2014	2015
	(Yen in millions)
Net income	¥26,119	¥20,640
Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities (Notes 4 and 12)	32,860	(73,822)
Net unrealized gains (losses) on derivative financial instruments (Notes 8 and 12)	(105)	21
Pension adjustments (Notes 9 and 12)	(1,028)	6
Foreign currency translation adjustments (Note 12)	31,831	(16,769)
Total other comprehensive income (loss)	63,558	(90,564)
Comprehensive income (loss)	89,677	(69,924)
Comprehensive income (loss) attributable to noncontrolling interests	(6,069)	23
Comprehensive income (loss) attributable to shareholders of Kyocera Corporation	¥83,608	¥(69,901)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2014	2015
	(Yen in millions)
Cash flows from operating activities:
Net income	¥47,063	¥53,704
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,766	35,623
Provision for doubtful accounts and loss on bad debts	241	582
Write-down of inventories	4,679	4,415
Deferred income taxes	(2,748)	(530)
Gains on sales of property, plant and equipment, net (Note 13)	(1,078)	(12,197)
Foreign currency adjustments	(1,142)	172
Change in assets and liabilities:
Decrease in receivables	8,484	32,014
Increase in inventories	(22,905)	(4,639)
Increase in other current assets	(2,700)	(792)
Decrease in notes and accounts payable	(2,114)	(9,363)
Increase (decrease) in accrued income taxes	(6,513)	310
Increase (decrease) in other current liabilities	11,583	(9,611)
Decrease in other non-current liabilities	(911)	(977)
Other, net	(1,790)	(1,403)
Net cash provided by operating activities	63,915	87,308
Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(12,004)	(41)
Payments for purchases of held-to-maturity securities	(140,443)	(74,620)
Payments for purchases of other securities	(295)	(2,853)
Proceeds from maturities of available-for-sale securities	22,172	12,500
Proceeds from maturities of held-to-maturity securities	70,722	46,520
Acquisitions of businesses, net of cash acquired (Note 3)	—	(11,396)
Payments for purchases of property, plant and equipment	(31,589)	(30,999)
Payments for purchases of intangible assets	(3,091)	(3,755)
Proceeds from sales of property, plant and equipment	3,760	15,389
Acquisition of time deposits and certificate of deposits	(103,558)	(176,604)
Withdrawal of time deposits and certificate of deposits	108,319	149,212
Other, net	(1,043)	(559)
Net cash used in investing activities	(87,050)	(77,206)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	595	(2,593)
Proceeds from issuance of long-term debt	5,386	4,698
Payments of long-term debt	(7,568)	(5,349)
Dividends paid	(16,401)	(24,141)
Purchases of noncontrolling interests	(3,639)	(1,126)
Other, net	(410)	(4)
Net cash used in financing activities	(22,037)	(28,515)
Effect of exchange rate changes on cash and cash equivalents	7,798	(1,841)
Net decrease in cash and cash equivalents	(37,374)	(20,254)
Cash and cash equivalents at beginning of period	335,174	351,363
Cash and cash equivalents at end of period	¥297,800	¥331,109

The accompanying notes are an integral part of these statements.

NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation registered its common stock and American Depository Receipts (ADRs) with the United States Securities and Exchange Commission (SEC). In May 1980, Kyocera listed its ADRs on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue recognition

Kyocera adopts the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Business combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(3) Goodwill and other intangible assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(4) Lease accounting

Kyocera adopts ASC 840, “Leases.” Kyocera classifies a lease as an operating or a capital lease, and records all capital leases as an asset and an obligation.

(5) Benefit plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6) Unused compensated absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(7) Income taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Kyocera records the effect of a change in tax law or rates as a component of income tax provision, including the changes in the deferred tax assets and liabilities related to accumulated other comprehensive income (loss).

(8) Stock issuance costs

Stock issuance costs, net of taxes are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of consolidation and accounting for investments in affiliated companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and variable interest entities for which Kyocera is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and an investment in a variable interest entity, for which Kyocera is not the primary beneficiary but has a significant influence to, are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies. These variable interest entities do not have material impacts on Kyocera’s consolidated result of operations, financial condition and cash flows.

(2) Revenue recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera has no further obligations under the contracts and all revenue recognition criteria under ASC 605, “Revenue Recognition” are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, “Products” an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments.  Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, “Revenue Recognition” at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, “Products” Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results have historically approximated its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50, “Customer Payments and Incentives.”

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and cash equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents accounted for under ASC 305, “Cash and Cash Equivalents.”

(4) Translation of foreign currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods accounted for under ASC 830, “Foreign Currency Matters.” Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowance for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral.

(6) Inventories

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, plant and equipment and depreciation

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and other intangible assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Customer relationships	3 to 20 years
Software	2 to 10 years
Trademarks	10 to 20 years
Non-patent technology	5 to 20 years

(10) Impairment of long-lived assets

Impairment of long-lived assets which include intangible assets with definite useful lives is accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets.

(11) Derivative financial instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts. However, changes in fair value of most of the foreign currency forward contracts are recorded in income without applying hedge accounting as it is expected that such changes will be offset by corresponding gains or losses of the underlying hedged assets and liabilities. Kyocera’s affiliate accounted for by the equity method designates certain interest rate swaps with applying hedge accounting to this transaction.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Commitments and contingencies

Commitments and contingencies are accounted for under ASC 450, “Contingencies.” Liabilities for loss contingencies are recorded when analysis indicates that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Legal costs are accrued as incurred.

(13) Stock-based compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the quarterly consolidated financial statements based on the grant date fair value over the measurement method.

(14) Net income attributable to shareholders of Kyocera Corporation

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

(15) Research and development expenses and advertising expenses

Research and development expenses are accounted for under ASC 730, “Research and Development,” and charged to expense as incurred. Advertising expenses are accounted for under ASC 720-35, “Other Expenses—Advertising Costs,” and charged to expense as incurred.

(16) Use of estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(17) Recently adopted accounting standards

On April 1, 2015, Kyocera adopted Accounting Standards Update (ASU) No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This accounting standard changes the requirements for reporting discontinued operations in ASC 205-20, “Presentation of Financial Statements—Discontinued Operations.” A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This accounting standard also requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(18) Recently issued accounting standards

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” This accounting standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This accounting standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

1. Contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations)

2. Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations

3. Assets recognized from the costs to obtain or fulfill a contract.

Furthermore, in August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers—Deferral of the Effective Date.” This accounting standard defers the effective date of ASU No. 2014-09 for all entities by one year. As a result, ASU No. 2014-09 will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Kyocera is currently evaluating the impact that these accounting standards will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This accounting standard requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This accounting standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position and cash flows.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations—Simplifying the Accounting for Measurement-Period Adjustments.” This accounting standard eliminates the requirement to retrospectively account for adjustments made to provisional amounts recognized in a business combination. This accounting standard requires the acquirer to record, in the financial statements of the reporting period in which the adjustment amounts are determined, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. This accounting standard will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(19) Reclassifications

Certain reclassifications and format changes have been made to the consolidated statements of cash flows for the six months ended September 30, 2014 to conform to the current presentation.

3. BUSINESS COMBINATION

On April 27, 2015, Kyocera Unimerco A/S, a Danish subsidiary, acquired 100% of the common stock of Garsdalo Medienos Technologija UAB, a Lithuanian company, to strengthen its woodworking tool business in northern Europe.

The result of operation of acquired business was included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Applied Ceramic Products Group. This acquisition did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On September 4, 2015, Kyocera acquired the common stock and the preferred stock of Nihon Inter Electronics Corporation (NIEC) by a way of cash tender offer for ¥12,134 million, and made it a consolidated subsidiary.

On September 8, 2015, Kyocera’s ratio of voting rights for NIEC resulted in 70.23% due to the conversion to the common stock of the preferred stock acquired by Kyocera.

Kyocera aims to achieve further corporate growth by pursuing with NIEC in each business domain through sharing of their respective management resources, such as technologies and sales channels, and expansion into new business fields through combination of their respective products.

The result of operation of the acquired business was included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronics Device Group.

Kyocera will use the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations”, but the allocation of fair value to the acquired assets and assumed liabilities in this business combination has not yet completed as of September 30, 2015. Further information related to the accounting will be disclosed upon completion of this allocation.  Acquisition-related costs of ¥232 million were included in selling, general and administrative expenses in the consolidated statement of income for the six months ended September 30, 2015.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2015 and September 30, 2015, included in short-term investments in debt and equity securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31, 2015				September 30, 2015
	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities*2	¥273,271	¥1,007,629	¥734,358	¥0	¥273,541	¥987,218	¥713,686	¥9
Investment trusts	12,500	12,500	—	—	—	—	—	—
Total equity securities	285,771	1,020,129	734,358	0	273,541	987,218	713,686	9
Total available-for-sale securities	285,771	1,020,129	734,358	0	273,541	987,218	713,686	9

Held-to-maturity securities:
Corporate bonds	126,739	126,692	67	114	157,910	157,540	84	454
Government bonds and public bonds	7	7	—	—	5	5	—	—
Total held-to-maturity securities	126,746	126,699	67	114	157,915	157,545	84	454
Total	¥412,517	¥1,146,828	¥734,425	¥114	¥431,456	¥1,144,763	¥713,770	¥463

*1               Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

*2               Marketable equity securities mainly consist of the shares of KDDI Corporation, which is a telecommunications carrier in Japan. At September 30, 2015, Kyocera Corporation’s equity interest in KDDI Corporation was 12.76%. Cost, aggregate fair value and gross unrealized gain of the shares of KDDI Corporation held by Kyocera are as follows:

	March 31, 2015				September 30, 2015
	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss
	(Yen in millions)
Shares of KDDI Corporation	¥249,036	¥934,781	¥685,745	¥—	¥249,036	¥916,398	¥667,362	¥—

Short-term investments in debt and equity securities and long-term investments in debt and equity securities at March 31, 2015 and September 30, 2015 are as follows:

	March 31, 2015			September 30, 2015
	Available- for-Sale	Held-to- Maturity	Total	Available- for-Sale	Held-to- Maturity	Total
	(Yen in millions)
Short-term investment in debt and equity securities	¥12,500	¥82,737	¥95,237	¥—	¥110,248	¥110,248
Long-term investment in debt and equity securities	1,007,629	44,009	1,051,638	987,218	47,667	1,034,885
Total	¥1,020,129	¥126,746	¥1,146,875	¥987,218	¥157,915	¥1,145,133

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and an unconsolidated subsidiary. Carrying amounts of these investments at March 31, 2015 and September 30, 2015, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31, 2015	September 30, 2015
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥186,953	¥214,332
Non-marketable equity securities	13,664	15,573
Long-term loans	4	70
Investments in affiliates and an unconsolidated subsidiary	4,139	4,642
Total	¥204,760	¥234,617

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:                            Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:                            Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:                            Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

	March 31, 2015				September 30, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Investment trusts	¥—	¥12,500	¥—	¥12,500	¥—	¥—	¥—	¥—
Total equity securities	—	12,500	—	12,500	—	—	—	—
Foreign currency forward contracts	—	4,058	—	4,058	—	2,326	—	2,326
Total derivatives	—	4,058	—	4,058	—	2,326	—	2,326
Total current assets	—	16,558	—	16,558	—	2,326	—	2,326
Non-Current Assets:
Marketable equity securities	1,007,629	—	—	1,007,629	987,218	—	—	987,218
Total equity securities	1,007,629	—	—	1,007,629	987,218	—	—	987,218
Total non-current assets	1,007,629	—	—	1,007,629	987,218	—	—	987,218
Total assets	¥1,007,629	¥16,558	¥—	¥1,024,187	¥987,218	¥2,326	¥—	¥989,544
Current Liabilities:
Foreign currency forward contracts	¥—	¥2,933	¥—	¥2,933	¥—	¥1,036	¥—	¥1,036
Total derivatives	—	2,933	—	2,933	—	1,036	—	1,036
Total current liabilities	¥—	¥2,933	¥—	¥2,933	¥—	¥1,036	¥—	¥1,036

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the six months ended September 30, 2015.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 8 to the Quarterly Consolidated Financial Statements.

(2) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31, 2015		September 30, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt and equity securities	¥95,237	¥95,281	¥110,248	¥110,297
Long-term investments in debt and equity securities	1,051,638	1,051,547	1,034,885	1,034,466
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	16,263	16,263	15,638	15,638
Total	¥1,163,138	¥1,163,091	¥1,160,771	¥1,160,401
Liabilities (b):
Long-term debt (including due within one year)	¥27,322	¥27,322	¥29,642	¥29,642
Total	¥27,322	¥27,322	¥29,642	¥29,642

(a)              For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2015 and September 30, 2015 were ¥13,651 million and ¥15,561 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 2.

(b)              The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

6. INVENTORIES

Inventories at March 31, 2015 and September 30, 2015 are as follows:

	March 31, 2015	September 30, 2015
	(Yen in millions)
Finished goods	¥149,737	¥168,526
Work in process	62,784	66,857
Raw materials and supplies	141,978	122,570
Total	¥354,499	¥357,953

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

(1) Allowance for doubtful accounts that are deducted from the related receivables

Allowance for doubtful accounts that are deducted from the related receivables at March 31, 2015 and September 30, 2015 are as follows:

	March 31, 2015	September 30, 2015
	(Yen in millions)
Other current assets	¥232	¥174
Other long-term investments	76	49
Other assets	2,028	1,991

(2) Allowance for doubtful accounts related to lease receivables

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH, a consolidated German subsidiary of Kyocera Document Solutions Inc. These receivables typically have terms ranging from one year to seven years.

A reconciliation of the beginning and end amounts of allowance for doubtful accounts related to lease receivables are as follows:

TA Triumph-Adler GmbH estimates allowance for doubtful accounts related to lease receivables at the portfolio level.

	Six months ended September 30,
	2014	2015
	(Yen in millions)
Balance at beginning of period	¥283	¥203
Charged to costs or expenses, or charge-offs	20	(67)
Foreign currency translation	(6)	9
Balance at end of period	¥297	¥145

The amounts of lease receivables less allowances for doubtful accounts at March 31, 2015 and September 30, 2015 were ¥32,437 million and ¥33,537 million, respectively, which are included in other current assets and other assets in the consolidated balance sheets.

8. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 61% of Kyocera’s net sales are generated from overseas customers, which expose Kyocera to foreign currency exchange rate fluctuations. These financial exposures to market risks are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rate changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

By using derivative financial instruments to hedge exposures to changes in exchange rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera’s affiliate accounted for by the equity method uses interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility. The affiliate also reduces credit risks by entering into transactions with certain creditworthy counterparty and limiting the amount of exposure to the counterparty.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera’s affiliate accounted for by the equity method uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rate debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ transaction currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2015 and September 30, 2015 are as follows:

	March 31, 2015	September 30, 2015
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,797	¥14,182
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	182,761	182,371
Total derivatives	¥195,558	¥196,553

The fair value and location of derivative financial instruments in the consolidated balance sheets at March 31, 2015 and September 30, 2015 are as follows:

	Location	March 31, 2015	September 30, 2015
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥131	¥112
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	3,927	2,214
Total derivative assets		¥4,058	¥2,326

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥104	¥110
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	2,829	926
Total derivative liabilities		¥2,933	¥1,036

The amounts of derivative financial instruments included in comprehensive income and the locations in the consolidated statements of income for the six months ended September 30, 2014 and 2015 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

	Six months ended September 30,
Type of derivatives	2014	2015
	(Yen in millions)
Foreign currency forward contracts	¥(69)	¥(15)
Interest rate swaps	(69)	(10)
Total	¥(138)	¥(25)

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)

		Six months ended September 30,
Type of derivatives	Location	2014	2015
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥98	¥49
Foreign currency forward contracts	Cost of sales	(95)	(42)
Interest rate swaps	Other, net	(28)	(30)
Total		¥(25)	¥(23)

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Six months ended September 30,
Type of derivatives	Location	2014	2015
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥1	¥(2)

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Six months ended September 30,
Type of derivatives	Location	2014	2015
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(2,172)	¥190

The amounts of derivative financial instruments included in comprehensive income and the locations in the consolidated statements of income for the three months ended September 30, 2014 and 2015 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

	Three months ended September 30,
Type of derivatives	2014	2015
	(Yen in millions)
Foreign currency forward contracts	¥(76)	¥27
Interest rate swaps	0	(16)
Total	¥(76)	¥11

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)

		Three months ended September 30,
Type of derivatives	Location	2014	2015
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥98	¥7
Foreign currency forward contracts	Cost of sales	(112)	1
Interest rate swaps	Other, net	(14)	(15)
Total		¥(28)	¥(7)

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Three months ended September 30,
Type of derivatives	Location	2014	2015
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥1	¥(1)

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Three months ended September 30,
Type of derivatives	Location	2014	2015
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(5,106)	¥3,612

9. BENEFIT PLANS

Domestic:

Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the six months ended September 30, 2014 and 2015 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Six months ended September 30,
	2014	2015
	(Yen in millions)
Service cost	¥5,821	¥6,111
Interest cost	902	702
Expected return on plan assets	(1,803)	(1,917)
Amortization of prior service cost	(2,164)	(2,194)
Recognized actuarial loss	810	849
Net periodic pension costs	¥3,566	¥3,551

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended September 30, 2014 and 2015 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended September 30,
	2014	2015
	(Yen in millions)
Service cost	¥2,902	¥3,061
Interest cost	450	352
Expected return on plan assets	(901)	(959)
Amortization of prior service cost	(1,081)	(1,096)
Recognized actuarial loss	405	426
Net periodic pension costs	¥1,775	¥1,784

Foreign:

Kyocera’s foreign consolidated subsidiaries, such as Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries, and TA Triumph-Adler GmbH, maintain non-contributory defined benefit pension plans in the U.S., Germany and other countries.

Net periodic pension costs at these foreign subsidiaries for the six months ended September 30, 2014 and 2015 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Six months ended September 30,
	2014	2015
	(Yen in millions)
Service cost	¥270	¥368
Interest cost	1,006	898
Expected return on plan assets	(970)	(1,039)
Amortization of prior service cost	5	6
Recognized actuarial loss	307	694
Net periodic pension costs	¥618	¥927

Net periodic pension costs at these foreign subsidiaries for the three months ended September 30, 2014 and 2015 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended September 30,
	2014	2015
	(Yen in millions)
Service cost	¥136	¥185
Interest cost	505	452
Expected return on plan assets	(489)	(523)
Amortization of prior service cost	3	4
Recognized actuarial loss	152	359
Net periodic pension costs	¥307	¥477

10. COMMITMENTS AND CONTINGENCIES

As of September 30, 2015, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥10,817 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. The future minimum lease commitments under non-cancelable leases as of September 30, 2015 are as follows:

September 30, 2015
(Yen in millions)
Due within 1 year	¥5,748
Due after 1 year but within 2 years	4,654
Due after 2 years but within 3 years	2,884
Due after 3 years but within 4 years	1,850
Due after 4 years but within 5 years	1,362
Thereafter	1,702
Total	¥18,200

Kyocera has entered into purchase agreements with a few specific suppliers for purchasing polysilicon material used in its solar energy business. Under those agreements, during the six months ended September 30, 2015 and during the three months ended September 30, 2015, Kyocera purchased ¥2,972 million and ¥1,471 million, respectively and is obligated to purchase ¥206,747 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. As of September 30, 2015, the total amount of these guarantees was ¥408 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

Kyocera’s investment in Kagoshima Mega Solar Power Corporation, which was ¥1,819 million at September 30, 2015 accounted for by the equity method, is pledged as collateral for loans of ¥20,139 million from financial institutions of Kagoshima Mega Solar Power Corporation.

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA or such state statutes authorize joint and several liability, the EPA or state regulatory authorities could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that any liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX announced that they had reached a settlement with respect to the EPA’s ongoing clean-up of the New Bedford Harbor in the Commonwealth of Massachusetts (the harbor). Under the terms of the settlement, AVX was obligated to pay ¥39,643 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor. On May 26, 2015, AVX prepaid the third and final settlement installment of ¥14,894 million ($122.08 million), plus interest of ¥135 million ($1.11 million).

In addition to the above matter, Kyocera is involved in various environmental matters and Kyocera currently has a certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Also, uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual sites make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure. Accordingly, these costs could differ from our current estimates.

Kyocera is also subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

11. EQUITY

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are declared.

Based on the resolution at the Ordinary General Shareholders’ Meeting held on June 24, 2015, Kyocera Corporation declared year-end cash dividends totaling ¥22,012 million, ¥60 per share of common stock effective June 25, 2015 to shareholders of record on March 31, 2015.

Based on the resolution for the payment of interim dividends at the meeting of the Board of Directors held on October 29, 2015, Kyocera Corporation declared cash dividends totaling ¥18,343 million, ¥50 per share of common stock effective December 7, 2015 to shareholders of record on September 30, 2015.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the six months ended September 30, 2014 and 2015 are as follows:

	Six months ended September 30, 2014
	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥1,910,083	¥77,143	¥1,987,226
Comprehensive income
Net income	43,649	3,414	47,063
Other comprehensive income—net of taxes
Net unrealized gains (losses) on securities	50,537	(6)	50,531
Net unrealized losses on derivative financial instruments	(138)	(26)	(164)
Pension adjustments	(413)	58	(355)
Foreign currency translation adjustments	20,595	3,007	23,602
Total other comprehensive income	70,581	3,033	73,614
Total comprehensive income	114,230	6,447	120,677
Cash dividends paid to Kyocera Corporation’s shareholders	(14,675)	—	(14,675)
Cash dividends paid to noncontrolling interests	—	(1,382)	(1,382)
Equity transactions with noncontrolling interests and others	(41)	(3,463)	(3,504)
Balance at end of period	¥2,009,597	¥78,745	¥2,088,342

	Six months ended September 30, 2015
	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥2,215,319	¥88,304	¥2,303,623
Comprehensive income
Net income	50,792	2,912	53,704
Other comprehensive income (loss)—net of taxes
Net unrealized losses on securities	(14,009)	(74)	(14,083)
Net unrealized losses on derivative financial instruments	(25)	(6)	(31)
Pension adjustments	(804)	(10)	(814)
Foreign currency translation adjustments	(4,533)	61	(4,472)
Total other comprehensive income (loss)	(19,371)	(29)	(19,400)
Total comprehensive income	31,421	2,883	34,304
Cash dividends paid to Kyocera Corporation’s shareholders	(22,012)	—	(22,012)
Cash dividends paid to noncontrolling interests	—	(1,670)	(1,670)
Equity transactions with noncontrolling interests and others	67	4,484	4,551
Balance at end of period	¥2,224,795	¥94,001	¥2,318,796

12. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income for the six months ended September 30, 2014 and 2015 are as follows:

	Six months ended September 30, 2014
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥293,783	¥(260)	¥(21,101)	¥(21,459)	¥250,963
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	50,537	(162)	207	20,595	71,177
Amounts reclassified from accumulated other comprehensive income	—	24	(620)	—	(596)
Other comprehensive income (loss), net	50,537	(138)	(413)	20,595	70,581
Equity transactions with noncontrolling interests	—	0	(72)	(25)	(97)
Balance at end of period	¥344,320	¥(398)	¥(21,586)	¥(889)	¥321,447

	Six months ended September 30, 2015
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥467,841	¥(372)	¥(28,452)	¥30,656	¥469,673
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	(14,009)	(50)	(389)	(4,467)	(18,915)
Amounts reclassified from accumulated other comprehensive income	—	25	(415)	(66)	(456)
Other comprehensive income (loss), net	(14,009)	(25)	(804)	(4,533)	(19,371)
Equity transactions with noncontrolling interests	—	0	(10)	10	0
Balance at end of period	¥453,832	¥(397)	¥(29,266)	¥26,133	¥450,302

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the six months ended September 30, 2014 and 2015 are as follows:

Amounts in parentheses indicate gains in the consolidated statements of income.

Details about accumulated other comprehensive income components	Affected line items	Six months ended September 30, 2014
		(Yen in millions)
Net unrealized gains (losses) on derivative financial Instruments :
Foreign currency forward contracts and interest rate swaps	Net sales	¥(164)
	Cost of sales	154
	Foreign currency transaction gains, net	(1)
	Other, net	44
	Income before income taxes	33
	Income taxes	(10)
	Net income	23
	Net income attributable to noncontrolling interests	1
	Net income attributable to shareholders of Kyocera Corporation	24
Pension adjustments :
Amortization of prior service cost and recognized actuarial loss	*	(1,042)
	Income before income taxes	(1,042)
	Income taxes	456
	Net income	(586)
	Net income attributable to noncontrolling interests	(34)
	Net income attributable to shareholders of Kyocera Corporation	(620)
Total reclassifications for the period		¥(596)

Details about accumulated other comprehensive income components	Affected line items	Six months ended September 30, 2015
		(Yen in millions)
Net unrealized gains (losses) on derivative financial instruments :
Foreign currency forward contracts and interest rate swaps	Net sales	¥(79)
	Cost of sales	68
	Foreign currency transaction gains, net	3
	Other, net	44
	Income before income taxes	36
	Income taxes	(13)
	Net income	23
	Net income attributable to noncontrolling interests	2
	Net income attributable to shareholders of Kyocera Corporation	25
Pension adjustments :
Amortization of prior service cost and recognized actuarial loss	*	(645)
	Income before income taxes	(645)
	Income taxes	293
	Net income	(352)
	Net income attributable to noncontrolling interests	(63)
	Net income attributable to shareholders of Kyocera Corporation	(415)
Foreign currency translation adjustments:
Liquidation of subsidiaries	Other, net	(66)
	Income before income taxes	(66)
	Income taxes	—
	Net income	(66)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(66)
Total reclassifications for the period		¥(456)

*    As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 9 to the Quarterly Consolidated Financial Statements.

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the three months ended September 30, 2014 and 2015 are as follows:

Amounts in parentheses indicate gains in the consolidated statements of income.

Details about accumulated other comprehensive income components	Affected line items	Three months ended September 30, 2014
		(Yen in millions)
Net unrealized gains (losses) on derivative financial instruments :
Foreign currency forward contracts and interest rate swaps	Net sales	¥(164)
	Cost of sales	187
	Foreign currency transaction gains, net	(1)
	Other, net	22
	Income before income taxes	44
	Income taxes	(12)
	Net income	32
	Net income attributable to noncontrolling interests	(5)
	Net income attributable to shareholders of Kyocera Corporation	27
Pension adjustments :
Amortization of prior service cost and recognized actuarial loss	*	(521)
	Income before income taxes	(521)
	Income taxes	212
	Net income	(309)
	Net income attributable to noncontrolling interests	(16)
	Net income attributable to shareholders of Kyocera Corporation	(325)
Total reclassifications for the period		¥(298)

Details about accumulated other comprehensive income components	Affected line items	Three months ended September 30, 2015
		(Yen in millions)
Net unrealized gains (losses) on derivative financial instruments :
Foreign currency forward contracts and interest rate swaps	Net sales	¥(11)
	Cost of sales	(1)
	Foreign currency transaction gains, net	2
	Other, net	22
	Income before income taxes	12
	Income taxes	(6)
	Net income	6
	Net income attributable to noncontrolling interests	2
	Net income attributable to shareholders of Kyocera Corporation	8
Pension adjustments :
Amortization of prior service cost and recognized actuarial loss	*	(307)
	Income before income taxes	(307)
	Income taxes	152
	Net income	(155)
	Net income attributable to noncontrolling interests	(34)
	Net income attributable to shareholders of Kyocera Corporation	(189)
Foreign currency translation adjustments :
Liquidation of subsidiaries	Other, net	(20)
	Income before income taxes	(20)
	Income taxes	—
	Net income	(20)
	Net income attributable to noncontrolling interests	—
	Net income attributable to shareholders of Kyocera Corporation	(20)
Total reclassifications for the period		¥(201)

*    As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 9 to the Quarterly Consolidated Financial Statements.

Tax effect allocated to each components of other comprehensive income (loss) for the six months ended September 30, 2014 and 2015 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the six months ended September 30, 2014:
Net unrealized gains on securities	¥78,949	¥(28,418)	¥50,531
Net unrealized losses on derivative financial instruments	(220)	56	(164)
Pension adjustments	(737)	382	(355)
Foreign currency translation adjustments	23,602	—	23,602
Other comprehensive income (loss)	¥101,594	¥(27,980)	¥73,614

For the six months ended September 30, 2015:
Net unrealized losses on securities	¥(20,713)	¥6,630	¥(14,083)
Net unrealized losses on derivative financial instruments	(40)	9	(31)
Pension adjustments	(1,107)	293	(814)
Foreign currency translation adjustments	(4,472)	—	(4,472)
Other comprehensive income (loss)	¥(26,332)	¥6,932	¥(19,400)

Tax effect allocated to each components of other comprehensive income (loss) for the three months ended September 30, 2014 and 2015 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the three months ended September 30, 2014:
Net unrealized gains on securities	¥51,325	¥(18,465)	¥32,860
Net unrealized losses on derivative financial instruments	(124)	19	(105)
Pension adjustments	(1,240)	212	(1,028)
Foreign currency translation adjustments	31,831	—	31,831
Other comprehensive income (loss)	¥81,792	¥(18,234)	¥63,558

For the three months ended September 30, 2015:
Net unrealized losses on securities	¥(108,571)	¥34,749	¥(73,822)
Net unrealized gains on derivative financial instruments	19	2	21
Pension adjustments	(146)	152	6
Foreign currency translation adjustments	(16,769)	—	(16,769)
Other comprehensive income (loss)	¥(125,467)	¥34,903	¥(90,564)

13. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information for the six months ended September 30, 2014 and 2015 is as follows:

	Six months ended September 30,
	2014	2015
	(Yen in millions)
Research and development expenses	¥26,480	¥29,102
Advertising expenses	2,696	2,693
Shipping and handling cost included in selling, general and administrative expenses	11,853	11,614

Gains of ¥12,197 million on sales of property, plant and equipment, net, which was mainly comprised of a gain on sales of assets under “Others” for the segment reporting, was deducted from the selling, general and administrative expenses during the six months ended September 30, 2015.

Supplemental expense information for the three months ended September 30, 2014 and 2015 is as follows:

	Three months ended September 30,
	2014	2015
	(Yen in millions)
Research and development expenses	¥13,430	¥14,716
Advertising expenses	1,529	1,552
Shipping and handling cost included in selling, general and administrative expenses	6,011	6,005

14. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates, Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages

Organic Multilayer Substrates

Multilayer Printed Wiring Boards

(3) Applied Ceramic Products Group

Solar Power Generating Systems, Power Storage Systems

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Capacitors, SAW Devices

Crystal Components, Connectors

Liquid Crystal Displays

Printing Devices

(5) Telecommunications Equipment Group

Mobile Phones

PHS Handsets and PHS Base Stations

M2M Modules

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products

Wide Format Systems

Document Solutions

Application Software

Supplies

(7) Others

Information Systems and Telecommunication Services, Engineering Business

Management Consulting Business

Materials for Semiconductor, Chemical Materials

Realty Development Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary, income taxes and net income attributable to noncontrolling interests.

Information by reporting segments for the six months ended September 30, 2014 and 2015 is summarized as follows:

Reporting Segments

	Six months ended September 30,
	2014	2015
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥43,224	¥46,945
Semiconductor Parts Group	102,173	111,226
Applied Ceramic Products Group	124,714	113,636
Electronic Device Group	138,843	146,211
Telecommunications Equipment Group	91,555	78,697
Information Equipment Group	157,648	162,511
Others	83,457	84,700
Adjustments and eliminations	(27,285)	(21,349)
Net sales	¥714,329	¥722,577
Income before income taxes:
Fine Ceramic Parts Group	¥7,009	¥8,267
Semiconductor Parts Group	14,655	16,626
Applied Ceramic Products Group	5,776	8,023
Electronic Device Group	16,684	18,411
Telecommunications Equipment Group	(1,258)	(5,621)
Information Equipment Group	17,207	12,039
Others	2,494	11,262
Total operating profit	62,567	69,007
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	6,109	8,902
Adjustments and eliminations	(558)	91
Income before income taxes	¥68,118	¥78,000
Depreciation and amortization:
Fine Ceramic Parts Group	¥2,240	¥2,325
Semiconductor Parts Group	7,392	7,396
Applied Ceramic Products Group	5,892	5,297
Electronic Device Group	7,066	7,981
Telecommunications Equipment Group	2,277	2,061
Information Equipment Group	5,011	6,637
Others	2,859	2,932
Corporate	1,029	994
Total	¥33,766	¥35,623
Capital expenditures:
Fine Ceramic Parts Group	¥4,018	¥4,150
Semiconductor Parts Group	6,876	6,693
Applied Ceramic Products Group	2,962	3,895
Electronic Device Group	7,040	9,872
Telecommunications Equipment Group	1,350	1,216
Information Equipment Group	4,891	5,003
Others	1,438	1,696
Corporate	1,895	2,090
Total	¥30,470	¥34,615

Information by reporting segments for the three months ended September 30, 2014 and 2015 is summarized as follows:

Reporting Segments

	Three months ended September 30,
	2014	2015
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥22,372	¥24,044
Semiconductor Parts Group	53,709	55,975
Applied Ceramic Products Group	70,905	61,122
Electronic Device Group	72,656	75,678
Telecommunications Equipment Group	53,040	50,016
Information Equipment Group	80,166	82,860
Others	41,843	44,886
Adjustments and eliminations	(15,076)	(11,251)
Net sales	¥379,615	¥383,330
Income before income taxes:
Fine Ceramic Parts Group	¥3,654	¥4,068
Semiconductor Parts Group	9,000	8,231
Applied Ceramic Products Group	2,956	4,442
Electronic Device Group	9,020	8,965
Telecommunications Equipment Group	2,326	521
Information Equipment Group	9,604	5,629
Others	1,852	(140)
Total operating profit	38,412	31,716
Corporate losses and Equity in earnings of affiliates and an unconsolidated subsidiary	(609)	(1,266)
Adjustments and eliminations	(365)	540
Income before income taxes	¥37,438	¥30,990
Depreciation and amortization:
Fine Ceramic Parts Group	¥1,174	¥1,261
Semiconductor Parts Group	3,736	3,793
Applied Ceramic Products Group	3,013	2,748
Electronic Device Group	3,808	4,186
Telecommunications Equipment Group	1,264	1,042
Information Equipment Group	2,631	3,431
Others	1,516	1,494
Corporate	526	500
Total	¥17,668	¥18,455
Capital expenditures:
Fine Ceramic Parts Group	¥1,969	¥2,586
Semiconductor Parts Group	2,402	3,207
Applied Ceramic Products Group	1,629	2,528
Electronic Device Group	4,506	5,497
Telecommunications Equipment Group	665	691
Information Equipment Group	1,961	2,304
Others	773	769
Corporate	1,581	1,019
Total	¥15,486	¥18,601

Geographic segments (Net sales by region)

	Six months ended September 30,
	2014	2015
	(Yen in millions)
Net sales:
Japan	¥295,404	¥280,703
Asia	142,288	160,411
United States of America	115,056	127,482
Europe	129,071	122,861
Others	32,510	31,120
Net sales	¥714,329	¥722,577

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

	Three months ended September 30,
	2014	2015
	(Yen in millions)
Net sales:
Japan	¥157,930	¥155,674
Asia	76,067	80,814
United States of America	62,953	68,734
Europe	65,772	62,485
Others	16,893	15,623
Net sales	¥379,615	¥383,330

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Six months ended September 30,
	2014	2015
	(Yen in millions)
Net sales:
Japan	¥310,977	¥297,957
Intra-group sales and transfer between geographic areas	249,893	256,668
	560,870	554,625
Asia	115,309	124,362
Intra-group sales and transfer between geographic areas	158,176	137,934
	273,485	262,296
United States of America	139,678	158,929
Intra-group sales and transfer between geographic areas	17,032	17,154
	156,710	176,083
Europe	133,351	126,594
Intra-group sales and transfer between geographic areas	18,580	18,419
	151,931	145,013
Others	15,014	14,735
Intra-group sales and transfer between geographic areas	8,011	8,406
	23,025	23,141
Adjustments and eliminations	(451,692)	(438,581)
Net sales	¥714,329	¥722,577
Income before income taxes:
Japan	¥38,891	¥40,493
Asia	12,244	11,283
United States of America	9,796	9,205
Europe	4,671	7,009
Others	375	85
	65,977	68,075
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	6,109	8,902
Adjustments and eliminations	(3,968)	1,023
Income before income taxes	¥68,118	¥78,000

	Three months ended September 30,
	2014	2015
	(Yen in millions)
Net sales:
Japan	¥167,398	¥163,839
Intra-group sales and transfer between geographic areas	129,539	138,618
	296,937	302,457
Asia	60,408	62,522
Intra-group sales and transfer between geographic areas	84,760	73,423
	145,168	135,945
United States of America	76,058	84,968
Intra-group sales and transfer between geographic areas	7,967	8,264
	84,025	93,232
Europe	67,512	64,472
Intra-group sales and transfer between geographic areas	9,623	9,150
	77,135	73,622
Others	8,239	7,529
Intra-group sales and transfer between geographic areas	4,122	4,253
	12,361	11,782
Adjustments and eliminations	(236,011)	(233,708)
Net sales	¥379,615	¥383,330

Income before income taxes:
Japan	¥25,064	¥18,018
Asia	6,163	6,268
United States of America	5,019	4,232
Europe	3,280	2,979
Others	663	(43)
	40,189	31,454
Corporate losses and Equity in earnings of affiliates and an unconsolidated subsidiary	(609)	(1,266)
Adjustments and eliminations	(2,142)	802
Income before income taxes	¥37,438	¥30,990

15. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Six months ended September 30,
	2014	2015
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥43,649	¥50,792
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	118.98	138.45
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	118.98	138.45
Basic weighted average number of shares outstanding	366,866	366,860
Diluted weighted average number of shares outstanding	366,866	366,860

	Three months ended September 30,
	2014	2015
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥24,182	¥19,217
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	65.92	52.38
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	65.92	52.38
Basic weighted average number of shares outstanding	366,865	366,860
Diluted weighted average number of shares outstanding	366,865	366,860

Reference Information (Unaudited)

1. Production (Sales price)

	Six months ended September 30,				Increase
	2014		2015		(Decrease)
	Amount	% to the total	Amount	% to the total	%
	(Yen in millions)

Fine Ceramic Parts Group	¥45,009	6.1	¥48,288	6.4	7.3
Semiconductor Parts Group	109,810	14.8	115,825	15.4	5.5
Applied Ceramic Products Group	121,283	16.4	128,562	17.1	6.0
Electronic Device Group	145,232	19.6	145,907	19.4	0.5
Total Components Business	421,334	56.9	438,582	58.3	4.1
Telecommunications Equipment Group	93,926	12.7	78,446	10.5	(16.5)
Information Equipment Group	160,688	21.7	165,447	22.0	3.0
Total Equipment Business	254,614	34.4	243,893	32.5	(4.2)
Others	64,861	8.7	69,282	9.2	6.8
Production	¥740,809	100.0	¥751,757	100.0	1.5

2. Orders

	Six months ended September 30,				Increase
	2014		2015		(Decrease)
	Amount	% to the total	Amount	% to the total	%
	(Yen in millions)

Fine Ceramic Parts Group	¥43,435	5.7	¥48,251	6.6	11.1
Semiconductor Parts Group	106,406	14.0	110,030	14.9	3.4
Applied Ceramic Products Group	146,204	19.2	123,081	16.7	(15.8)
Electronic Device Group	142,483	18.7	149,099	20.2	4.6
Total Components Business	438,528	57.6	430,461	58.4	(1.8)
Telecommunications Equipment Group	103,722	13.7	88,102	12.0	(15.1)
Information Equipment Group	157,716	20.7	162,421	22.0	3.0
Total Equipment Business	261,438	34.4	250,523	34.0	(4.2)
Others	85,017	11.2	78,339	10.6	(7.9)
Adjustments and eliminations	(24,032)	(3.2)	(21,722)	(3.0)	—
Orders	¥760,951	100.0	¥737,601	100.0	(3.1)